Sub-Item 77C:  Submission of Matters to a Vote of Security
Holders

Special Meeting of Shareholders of Driehaus Frontier Emerging
Markets Fund

At a Special Meeting of Shareholders of Driehaus Frontier Emerging Markets Fund (the "Fund") held on August 10, 2015, the Fund's shareholders approved a change in the Fund's fundamental investment policy regarding concentration by the following votes:

Affirmative
(Shares Voted / % of Outstanding Shares)
1,049,233.682 / 91.98%

Against
(Shares Voted / % of Outstanding Shares)
        0.000 / 0.00%

Abstain
(Shares Voted / % of Outstanding Shares)
       0.000 / 0.00%